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March 31, 2014

VIA EDGAR, ORIGINAL TO FOLLOW BY U.S. MAIL

Geoff Kruczek
Attorney-Adviser, Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:                             Augusta Resource Corporation
Amended Schedule TO-T filed by HudBay Minerals Inc.
Filed March 14, 2014
File No. 005-82241

Dear Mr. Kruczek:

This letter is written on behalf of our client, HudBay Minerals Inc. (the “Company”), in response to a comment letter to the Company, dated March 28, 2014 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Schedule TO-T, filed by the Company with the Commission on February 11, 2014 (as amended, the “Schedule TO”).  Enclosed herewith is Amendment No. 12 to the Schedule TO (the “Amendment”).  For ease of reference, each comment is printed below in italics and is followed by the Company’s response.  Any capitalized term used but not defined herein has the meaning ascribed to such term in the Offer and Circular dated February 10, 2014, which is Exhibit (a)(1)(i) to the Schedule TO (as previously amended, the “Original Offer and Circular”).

General

1.                                      Although you say in your response to prior comment 1 that you submitted a letter on March 24, 2014 in response to the comments we issued on March 13, 2014, it appears that letter has not been filed as correspondence on EDGAR.  Please file such letter accordingly,

Response:  The Company filed a letter in response to the above-referenced oral comments as correspondence on EDGAR on March 28, 2014.

2.                                      Please clarify what you mean by your statement that you will submit an application for a cease trade order “in due course,” particularly given that your offer is currently scheduled to expire in less than one week and you are unable to take up tendered shares unless the rights plan is no longer in effect.

Response:  The Company has revised the disclosure on the inside front cover and page 35 of the Original Offer and Circular in response to the Staff’s comment.

Item 10. Financial Statements

3.                                      Your response to prior comment 5 indicates that you are in the process of preparing the revised pro forma financial statements reflecting the amended terms of the Offer without a minimum tender condition.  We may have further comments after the revised pro formas are filed.  Also, given the timing of such an amendment relative to the current expiration date for your offer, please tell us what consideration you have given to extending the offer so that shareholders have time to consider the new disclosure.

Response:  The Staff’s comment is acknowledged.  The Company has extended the Offer to 5:00 p.m. (Toronto Time) on May 5, 2014.

Additional Information

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need further information or wish to discuss these matters further, please do not hesitate to contact me at 212-530-5026 or mmandel@milbank.com.

Very truly yours,
/s/Mark Mandel
Mark L. Mandel

Copies to:                                         Patrick Donnelly, HudBay Minerals Inc.

Mark Haber, HudBay Minerals Inc.

Kari MacKay, Goodmans LLP

Enclosure